Act: 1934

Section:

Rule: 12H-3(C)

Public Availability: 12/11/2008

NO ACT

DC

[redacted]

08070027

December 11 , 2008

PE 11-25-08

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EnergySouth, Inc.
Incoming letter dated November 25, 2008

Based on the facts presented, the Division will not object if EnergySouth stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended September 30, 2008. In reaching this position, we note that EnergySouth has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3, S-4, and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, EnergySouth will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended September 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2008

Mail Stop 3010

John J. Huber
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, DC 20004-1304

Re: EnergySouth Inc.

Dear Mr. Huber:

In regard to your letter of November 25, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

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November 25, 2008

Rule 12h-3(c)
Securities Exchange Act of 1934

VIA EMAIL

Jonathan Ingram, Esq.
Deputy Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: EnergySouth, Inc. (File No. 0-29604)

Dear Mr. Ingram:

We are requesting, on behalf of Sempra Energy ("Sempra Energy") and EnergySouth, Inc. ("EnergySouth"), a wholly-owned indirect subsidiary of Sempra Energy, that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend enforcement action to the Commission if, under the circumstances described in this letter, EnergySouth files a certification on Form 15 to terminate the registration of its common stock, par value $0.01 per share (the "EnergySouth Common Stock"), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to suspend EnergySouth's obligation to file reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to EnergySouth Common Stock, Deferred Compensation Obligations and Other Registered Securities, each as defined below. In connection with this request, we are seeking confirmation that Rule 12h-3(c) will not preclude EnergySouth from filing the Form 15. After receiving the relief requested in this letter, EnergySouth intends to file promptly the Form 15 to deregister the EnergySouth Common Stock under Section 12(g) and to suspend its obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act, pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i), respectively. This letter replaces in its entirety our earlier letter to the Staff dated November 20, 2008.

I. Background

Sempra Energy and EMS Holding Corp., a wholly-owned indirect subsidiary of Sempra Energy ("Merger Sub"), entered into an Agreement and Plan of Merger with EnergySouth, dated as of July 25, 2008 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement: EnergySouth filed a cash merger proxy statement with the Commission in August 2008; the shareholder vote approving the Merger occurred at a special meeting of EnergySouth stockholders on September 30, 2008; and the merger of Merger Sub with and into EnergySouth (the "Merger") was completed on October 1, 2008.

As a result of the Merger:

- Merger Sub was merged with and into EnergySouth, with EnergySouth surviving as an indirect wholly-owned subsidiary of Sempra Energy;
- each share of EnergySouth Common Stock issued and outstanding at the effective time of the Merger was canceled and automatically converted into the right to receive an amount of cash equal to $61.50 per share, without interest (the "Merger Consideration");
- each stock option that was unexercised and outstanding immediately prior to the effective time of the Merger was canceled, and the holder of each such option (whether vested or unvested) was entitled to receive an amount of cash equal to the product of (A) the number of shares of EnergySouth Common Stock subject to such option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of EnergySouth Common Stock subject to such option, less any required withholding taxes;
- each outstanding stock-based award under the EnergySouth equity plans other than stock options was similarly canceled, and the holder of each such award received an amount of cash per share equal to the Merger Consideration, less any required withholding taxes; and
- each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of EnergySouth Common Stock.

EnergySouth's 2008 fiscal year ended on September 30, 2008. Prior to the Merger, EnergySouth Common Stock was listed and traded on the NASDAQ Global Select Market. In connection with the Merger, EnergySouth's stock-transfer agent, Computershare Trust Company, N.A., closed the EnergySouth Common Stock transfer books on October 1, 2008. Also on October 1, 2008, following the closing of the Merger, the NASDAQ Stock Market LLC filed with the Commission a notification on Form 25 to delist and deregister EnergySouth's Common Stock under Section 12(b) of the Exchange Act.

Under deferred compensation arrangements that EnergySouth had made available solely to its non-employee directors, non-employee directors were entitled to elect to defer the receipt of their director compensation. In connection with the Merger, each phantom stock unit credited to the accounts of EnergySouth's non-employee directors in respect of previously deferred compensation was converted into a dollar amount equal to the product of the number of phantom stock units credited to each such participant's account multiplied by the Merger Consideration. Upon consummation of the Merger, each member of the Board of Directors of EnergySouth resigned as a director of the corporation. Following the Merger, no additional phantom stock units were credited to the participants' accounts, and the dollar amounts credited to each participant's account were distributable only in cash. All of the funds in each of the six participants' accounts were subsequently distributed to each such participant in a lump-sum cash distribution, in full satisfaction of EnergySouth's Deferred Compensation Obligations.

Following the Merger, EnergySouth had no debt securities outstanding, other than its guarantee (the "Guarantee") of the 8.45% Senior Secured Notes (the "Secured Notes") previously issued in December 2000 by its subsidiary Bay Gas Storage Company Ltd., to three institutional investors which continue to hold all of the outstanding notes. The Secured Notes and the Guarantee were issued in a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. None of the holders of the Secured Notes and the Guarantee are affiliates of EnergySouth, and the holders do not have any registration rights with respect to the Secured Notes and the Guarantee. EnergySouth has no reporting obligation pursuant to Section 12 or Section 15(d) of the Exchange Act with respect to such securities. In addition, neither the indenture governing the Secured Notes nor any documents related thereto require EnergySouth to submit, provide or file reports under the Exchange Act with the Commission or the indenture trustee, and EnergySouth will not do so on a voluntary basis or otherwise. Following the Merger, the only securities of EnergySouth outstanding are the shares of EnergySouth Common Stock held by Sempra Energy's wholly-owned subsidiary and the privately-placed Guarantee issued to the three institutional holders of the Secured Notes.

II. Registration Statements Effective and Outstanding

Pre-2008 Registration Statements

EnergySouth had five Registration Statements declared effective prior to the end of EnergySouth's fiscal year ended September 30, 2007 (collectively, the "Pre-2008 Registration Statements"). Each of these registration statements was updated for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), on December 14, 2007 when EnergySouth filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Each Pre-2008 Registration Statement is described below:

- Registration Statement on Form S-4 filed on December 12, 1997 (File No. 333-42057), registering the offer and sale of up to 3,266,666 shares of EnergySouth Common Stock in connection with the holding company reorganization that created EnergySouth, Inc. as the publicly-held holding company of Mobile Gas Service Corporation. This registration statement was declared effective in December 1997.

- Registration Statement on Form S-3 filed on April 4, 1996, and amended on November 18, 1998 (File No. 333-02271), pertaining to the EnergySouth, Inc. Dividend Reinvestment and Stock Purchase Plan (formerly the Mobile Gas Service Corporation Dividend Reinvestment and Stock Purchase Plan). This registration statement, as amended, was declared effective in November 1998.

- Registration Statement on Form S-8 filed on February 25, 1999 (File No. 333-72959), registering 125,000 shares of EnergySouth Common Stock for issuance pursuant to the Amended and Restated Stock Option Plan of EnergySouth. This registration statement became effective automatically upon filing on February 25, 1999.

- Registration Statement on Form S-8 filed on March 10, 2003 (File No. 333-103713), registering 350,000 shares of EnergySouth Common Stock for issuance pursuant to the 2003 Stock Option Plan of EnergySouth. This registration statement became effective automatically upon filing on March 10, 2003.

- Registration Statement on Form S-8 filed on April 1, 2004 (File No. 333-114127), registering $2,058,600 in deferred compensation obligations (the "Deferred Compensation Obligations") payable under the Second Amended and Restated EnergySouth, Inc. Non-Employee Directors Deferred Fee Plan (the "Deferred Fee Plan") and 60,000 shares of EnergySouth Common Stock for issuance pursuant to the Deferred Fee Plan. This registration statement became effective automatically upon filing on April 1, 2004. As described above, the phantom stock units credited to each participant's account under this Deferred Fee Plan were converted into cash upon consummation of the Merger, and such amounts were subsequently distributed in lump-sum distributions to each of the six participants in the Plan, in full satisfaction of EnergySouth's Deferred Compensation Obligations.

EnergySouth filed post-effective amendments to each of the Pre-2008 Registration Statements on October 10, 2008, to remove from registration any unsold securities remaining under such filings. Each post-effective amendment on Form S-8 became effective automatically upon filing, the post-effective amendment on Form S-3 was declared effective by the Staff on October 14, 2008 and the post-effective amendment on Form S-4 was declared effective by the Staff on October 20, 2008.

2008 Registration Statements

EnergySouth filed two Registration Statements during EnergySouth's fiscal year ended September 30, 2008 which initially became effective during the 2008 fiscal year (collectively, the "2008 Registration Statements"). Each 2008 Registration Statement is described below:

- Registration Statement on Form S-3 filed on April 11, 2008 (File No. 333-150198), registering the offer and sale of up to $150,000,000 of EnergySouth Common Stock, preferred stock, senior debt securities, subordinated debt securities and warrants. This registration statement was declared effective on April 21, 2008. Although EnergySouth expected to raise additional capital through one or more offerings under this shelf registration statement, in light of overall credit conditions since the date of effectiveness, EnergySouth determined instead to pursue a sale of the company which culminated in the Merger, rather than offering and selling securities pursuant to this registration statement. Thus, EnergySouth never offered or sold any securities pursuant to this Form S-3.

- Registration Statement on Form S-8 filed on May 13, 2008 (File No. 333-150870), registering 250,000 shares of EnergySouth Common Stock for issuance pursuant to the 2008 Incentive Plan of EnergySouth. This registration statement became effective automatically upon filing on May 13, 2008. However, no shares of EnergySouth Common Stock were issued pursuant to the registration statement, as all outstanding awards under the 2008 Incentive Plan were cancelled prior to vesting and were cashed out in connection with the Merger.

EnergySouth filed a post-effective amendment to the 2008 Registration Statement on Form S-8 on October 10, 2008, to remove from registration any unsold securities remaining under such filing. The post-effective amendment to the Form S-8 became effective automatically upon filing. EnergySouth filed a post-effective amendment to the 2008 Registration Statement on Form S-3 on October 21, 2008, to remove from registration all of the securities registered under such filing, none of which were offered or sold under such registration statement. The post-effective amendment to the Form S-3 was declared effective by the Staff on October 27, 2008.

III. Exchange Act Reporting Obligations

EnergySouth's reporting obligations under the Exchange Act principally relate to the EnergySouth Common Stock, which was listed and traded on the NASDAQ Global Select Market and registered under Section 12(b) of the Exchange Act prior to the Merger. As a result of the 2008 Registration Statements on Forms S-3 and S-8 becoming effective in fiscal year 2008, EnergySouth has a reporting obligation under Section 15(d) of the Exchange Act with respect to EnergySouth's Common Stock, preferred stock, senior debt securities, subordinated debt securities and warrants that were registered under these registration statements (such preferred stock, senior debt securities, subordinated debt securities and warrants are referred to herein as the "Other Registered Securities"). However, no shares of EnergySouth Common Stock or any Other Registered Securities were ever offered, sold or issued pursuant to the 2008 Registration Statements. In addition, because the Registration Statement on Form S-8 registering the Deferred Compensation Obligations was updated for purposes of Section 10(a)(3) of the Securities Act in fiscal year 2008 when EnergySouth filed its 2007 Annual Report on Form 10-K, EnergySouth has a reporting obligation under Section 15(d) of the Exchange Act with respect to such Deferred Compensation Obligations. As discussed above, since there are no Deferred Compensation Obligations outstanding, as these Deferred Compensation Obligations were satisfied in full following the Merger, EnergySouth should not be precluded from filing a Form 15 under these circumstances. EnergySouth has filed post-effective amendments to the 2008 Registration Statements and the Registration Statement on Form S-8 relating to the Deferred Compensation Obligations to remove all of such securities from registration, and the post-effective amendments to such registration statements have become effective. Except for the EnergySouth Common Stock, the Deferred Compensation Obligations and the Other Registered Securities, EnergySouth does not have any class of securities that is registered under Section 12 of the Exchange Act or is subject to a reporting obligation under Section 15(d) of the Exchange Act.

With respect to the Section 12(b) registration of the EnergySouth Common Stock, the Nasdaq Stock Market LLC filed a Form 25 with the Commission on October 1, 2008. As a result, on October 11, 2008, the EnergySouth Common Stock was delisted and the Section 12(b) registration of the EnergySouth Common Stock has been suspended. Following the Merger, Sempra Energy's wholly-owned subsidiary is now the sole stockholder of EnergySouth. With respect to the Section 12(g) registration of the EnergySouth Common Stock, EnergySouth meets the requirements of Rule 12g-4 under the Exchange Act, and therefore, EnergySouth is eligible to deregister its Common Stock under Section 12(g) of the Exchange Act. EnergySouth intends to deregister the EnergySouth Common Stock under Section 12(g) by filing a Form 15 pursuant to Rule 12g-4(a)(1).

With respect to its duty to file reports under Section 15(d) of the Exchange Act, subject to the receipt of the relief requested in this letter, EnergySouth intends the same Form 15 to be filed pursuant to Rule 12h-3(b)(1)(i) to suspend immediately its duty to file reports under Section 15(d), including its Annual Report on Form 10-K for the fiscal year ended September 30, 2008. EnergySouth intends to file the Form 15 prior to December 14, 2008, the due date for filing its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

In the absence of subsection (c) of Rule 12h-3, EnergySouth would qualify for the suspension of its reporting obligations pursuant to Rule 12h-3. However, Rule 12h-3(c) states that the rule is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of EnergySouth's Pre-2008 Registration Statements were automatically updated in fiscal year 2008 for purposes of Section 10(a)(3) of the Securities Act, because they had not been terminated and because by their terms they incorporated by reference EnergySouth's subsequent annual reports on Form 10-K. In addition, EnergySouth also filed and caused to become effective each of the 2008 Registration Statements in fiscal year 2008. However, as noted above, no EnergySouth Common Stock or any Other Registered Securities were issued or sold under either of the two 2008 Registration Statements.

EnergySouth otherwise satisfies the requirements of Rules 12h-3(a) and (b), but the fiscal year 2008 filings described above bring EnergySouth within Rule 12h-3(c), which would prevent EnergySouth from suspending its duty to file reports under Section 15(d) without the relief being sought in this letter.

IV. Discussion

We respectfully submit that EnergySouth should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c):

- EnergySouth meets the requirements of Rules 12h-3(a) and (b);
- Section 15(d)'s purpose of providing current information to purchasers and the investing public is not at issue in EnergySouth's situation;
- the benefits of periodic reporting by EnergySouth do not outweigh the burdens of making such filings; and
- the Staff has frequently recognized in situations very similar to EnergySouth's that a literal reading of Rule 12h-3(c) is not always necessary for the public interest or the protection of investors.

EnergySouth meets all requirements of Rules 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). EnergySouth has filed all reports required by Sections 13(a) and 15(d) for its fiscal years ended September 30, 2005, 2006 and 2007 and for the interim periods of fiscal 2008, including all three Quarterly Reports on Form 10-Q, a Current Report on Form 8-K reporting the approval of the Merger by the stockholders of EnergySouth and a Current Report on Form 8-K reporting the closing of the Merger. EnergySouth advises the Staff that, as of the date of this letter, EnergySouth is current in its reporting obligations under the Exchange Act. In addition, EnergySouth represents that, as of the date that the Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 is expected to be filed, EnergySouth will have filed all reports required by Sections 13(a) or 15(d). Moreover, no holder of EnergySouth Common Stock issued pursuant to any of the registration statements described above currently remains as an EnergySouth stockholder because, as a result of the Merger, all such holders became entitled to receive only the cash Merger Consideration and the sole stockholder of EnergySouth is now Sempra Energy's wholly-owned subsidiary. In addition, no EnergySouth stockholder has exercised or perfected his or her appraisal rights under Delaware law. One stockholder who held 18,820 shares of EnergySouth Common Stock requested appraisal rights on September 30, 2008 but voluntarily withdrew his request on October 14, 2008. Further, all outstanding Deferred Compensation Obligations were satisfied in full following the Merger. As a result, EnergySouth meets the criteria for suspension of reporting, but for the application of subsection (c) of Rule 12h-3.

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always necessary for public-policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See SEC Release No. 34-20263 (October 5, 1983)* (the "Proposing Release").

These policy concerns are not at issue in EnergySouth's situation. As a result of the Merger, all of EnergySouth's Common Stock issued and outstanding prior to the Merger was converted into the right to receive the Merger Consideration, all of EnergySouth's outstanding options and other equity awards were canceled in exchange for a cash payment, and all of EnergySouth's Deferred Compensation Obligations were satisfied in full. As a result of the Merger, there are no longer any securities of EnergySouth outstanding (except for the shares of EnergySouth Common Stock owned by Sempra's wholly-owned subsidiary and the privately-placed Guarantee), and no options, warrants or rights to acquire EnergySouth securities remain outstanding.

Thus, the concern about providing ongoing current information addressed by the Proposing Release does not apply here because there are no public holders of EnergySouth Common Stock or other securities following the Merger. Moreover, the only "registered offerings" conducted by EnergySouth during fiscal 2008 consisted of the Pre-2008 Registration Statements that related to normal course offerings to employees and directors under the Form S-8s and to stockholders pursuant to the dividend reinvestment plan under the Form S-3. Rule 12h-3(c) was not intended to apply to regular updating of these types of registration statements pursuant to Section 10(a)(3) of the Securities Act. Even though EnergySouth had a reporting obligation under Section 15(d) of the Exchange Act with respect to the Deferred Compensation Obligations because of the Section 10(a)(3) update to the Form S-8 registering the Deferred Compensation Obligations, it should not be precluded from filing a Form 15 under these circumstances. Further, no securities were offered or sold under the 2008 Registration Statements. EnergySouth has filed post-effective amendments to all of its registration statements to deregister any remaining securities of EnergySouth, and all of these post-effective amendments have become effective. Since no investor will be able to purchase securities pursuant to these registration statements, the protection of Section 15(d) is no longer necessary or appropriate for the public interest or investor protection.

A further reason for granting EnergySouth no-action relief is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). The Proposing Release stated that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." After the Merger, no securities of EnergySouth are outstanding (except for the shares of EnergySouth Common Stock owned by Sempra's wholly-owned subsidiary and the privately-placed Guarantee), and no options, warrants or rights to acquire EnergySouth securities remain outstanding.

Finally, we respectfully submit that the facts and circumstances in EnergySouth's case are substantially identical to those of *ACE*COMM Corporation (avail. Sept. 26,* 2008), in which the Staff took a no-action position. In addition to *ACE*COMM,* the Staff has taken no-action positions regarding the suspension of periodic reporting obligations with respect to the fiscal year in which a registrant had a registration statement declared effective under the Securities Act. *See, e.g., Exxon Mobil Corporation (avail. Feb. 7, 2000); Enfinity Corporation (avail. Nov. 30, 1998) and Cygnet Financial Corporation (avail. Nov. 23, 1998).* In each of these letters, the registrant filed a registration statement under the Securities Act that was declared effective by the Staff but did not issue or sell any securities pursuant the registration statement, and the Staff took a no-action position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) with respect to the fiscal year in which the registration statement was declared effective.

Furthermore, in other similar situations, the Staff recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. *See, e.g., Loudeye Corp. (avail. Nov. 7, 2006); WaveRider Communications Inc. (avail. Mar. 31, 2006); PacifiCare Health Systems, Inc. (avail. Mar. 16, 2006); IVAX Corporation (avail. Mar. 10, 2006); Unocal Corp. (avail. Oct. 21, 2005); 3333 Holding Corp., Centex Development Co. (avail. Mar. 17, 2004); CoorsTek, Inc. (avail. Aug. 14, 2003); PayPal, Inc. (avail. Nov. 13, 2002); ConocoPhillips (avail. Aug. 23, 2002); CoCensys, Inc. (avail. Nov. 10, 1999); DiMark Inc. (avail. May 29, 1996); Amgen Boulder Inc. (avail. Mar. 29, 1995); Dataproducts Corp. (avail. June 7, 1990); and Mtech Corporation (avail. Jan. 19, 1988).* In each of these letters, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year preceding the merger, the Staff took a no-action position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company and had no other publicly traded securities outstanding.

V. Conclusion

For the reasons discussed above, we respectfully request, on behalf of EnergySouth, that the Staff confirm that Rule 12h-3(c) does not preclude the Company from filing a Form 15 pursuant to Rule 12h-3(b)(1)(i), and that the Staff will not recommend enforcement action to the SEC if, prior to the due date of its Annual Report on Form 10-K for the fiscal year ended September 30, 2008, EnergySouth files a Form 15 to terminate the registration of the EnergySouth Common Stock under Section 12(g) of the Exchange Act and to suspend immediately its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2008, with respect to the EnergySouth Common Stock, the Deferred Compensation Obligations, which have been satisfied in full, and the Other Registered Securities on Forms S-3 and S-8, none of which were ever offered or sold after such registration statements were declared effective. Upon receiving the requested no-action position, EnergySouth will promptly file Form 15 (designating Rules 12h-3(b)(1)(i) and 12g-4(a)(1) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before the date on which the Company's Annual Report on Form 10-K is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of EnergySouth to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

LATHAM&WATKINS LLP

Please call me at (202) 637-2242 or Barry Clarkson at (858) 523-5406 to discuss this request.

Sincerely,

/s/ John J. Huber

John J. Huber
of LATHAM & WATKINS LLP

cc: Carolyn Sherman, Esq.
Office of Chief Counsel

Mara Ransom, Esq.
Office of Consumer Products

Blair F. Petrillo, Esq.
Division of Corporation Finance

END